February 16, 2011

Mr. Robert S. Littlepage

Accountant Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, D.C.  20549

Via EDGAR

Dear Mr. Littlepage:

This letter is in response to your letter dated February 2, 2011, regarding Chase Corporation’s Form 10-K for the fiscal year ended August 31, 2010, and the Definitive Proxy Statement filed on December 23, 2010.  In addition to the Company’s response we have also included the Staff’s comment.

Form 10-K for the Fiscal Year Ended August 31, 2010

Financial Statements

Note 1 — Summary of Significant Accounting Policies

Comment No. 1

Please tell us the reporting units that you have identified when testing your goodwill for impairment.

Response to Comment No. 1

We have identified five reporting units for the Company which are used to evaluate the carrying value of the Company’s goodwill for impairment.  The reporting units are primarily based on a grouping of our manufacturing locations and are as follows:  Specialty Coatings, Coating & Laminating, CIM, HumiSeal Europe and Chase Protective Coatings.  Goodwill arising from an acquisition is assigned to one of the five reporting units based on the synergies realized when the acquisition was integrated into our existing operations.

Note 8 — Operating Leases

Comment No. 2

With a view towards clarifying disclosure, please explain to us how you are accounting for the sale lease back of your property in Evanston Il.  We note you have deferred the gain but it is unclear whether you continue to report the property on your balance sheet and the associated depreciation within your income statement.  Also explain to us your business purpose for entering into this transaction.

Response to Comment No. 2

The lease has been accounted for as an operating lease because it does not meet the four capital lease classification criteria in ASC 840-10-25-1.

We are accounting for the sale lease back of our property in Evanston, IL by deferring the recognition of the gain on the sale because none of the three criteria provided by in ASC 840-40-25-3 have been met.

The deposit method described in ASC 360-20-55-17 has been applied because the sale of the property has not been consummated per ASC 360-20-40-7c due to the fact that we have continued involvement in the form of providing permanent financing to the Buyer.  We have provided recourse financing to the Buyer whereby the only recourse we have is to take back control and ownership of the leased asset.  The construction agreement exception described in ASC 360-20-40-28 does not apply in this case.

Under the deposit method in ASC 360-20-22-17, we continue to report the property on our balance sheet and record depreciation expense as a period cost in our statement of operations.  The property remains on our consolidated balance sheet in its original caption of property, plant, and equipment.   Deposits received in the form of cash from the Buyer, are reported as a deposit on the contract and are included on the balance sheet in other non current liabilities.

In our next 10-K filing, we will provide additional details on the accounting for the sale lease back of the property in Evanston, IL, including how we are accounting for the property on our consolidated balance sheet and the associated depreciation within our consolidated statement of operations.

The business purpose for selling the Evanston property was to realize an appropriate valuation on the sale of the property while also continuing our strategy of long term consolidation in a manner that allows us sufficient time to execute this part of our plan without significant business interruption.

Note 11 — Segment Data

Comment No. 3

We note on page 35 that the Company views its operations and manages its business as one operating segment.  We also note that you identify wire and cable, electronic coatings, pipeline & construction, and specialty products as separate product lines within the specialized manufacturing segment.  It is unclear to us how your chief operating decision maker is able to make resource allocation decisions and assess performance without reviewing the results of operations at a lower level than the entire company.  Please explain and describe to us, in sufficient detail, your consideration of the guidance for identifying operating segments in ASC 280-10-50 and how you have applied this guidance to your operations and corporate structure.  Also, please identify for us your chief operating decision maker and provide us an organizational chart that summarizes your corporate structure, including each of your divisions, the respective division managers, and to whom they report.

Response to Comment No. 3

As part of our segment disclosure review, we assessed the facts and circumstances regarding our current segment reporting methodology in consideration of the disclosure requirements pursuant to ASC 280-10-50 in concluding that we operate and internally manage a single reporting segment, Specialized Manufacturing.  In producing our specialized manufacturing products, we have a market-focused strategy centered on the development and refinement of industry-specific expertise around our specialized manufacturing capabilities. The business markets we operate within and the customers we serve include wire and cable manufacturers, oil companies, gas utilities and pipeline companies, the water and wastewater industry, the electronics industry, and aerospace, packaging and industrial laminate markets.  These are the markets in which our customers operate and to which we tailor our manufacturing and selling efforts.

We offer customers in each of the business markets we serve a similar comprehensive range of products. The nature of the manufacturing processes is similar across each of the markets we serve and our manufacturing facilities are generally constructed to not be limited or dedicated to any particular market category. In general, we can provide our specialized manufacturing products to our customers in each of the market categories from a multiple number of facilities and fulfill multiple market customer requirements from a single operating location, as there is a high degree of commonality in manufacturing equipment and other required operating infrastructure.

In accordance with ASC 280-10-50-6, we have identified a group that serves as our chief operating decision maker (“CODM”).  In the course of managing our business, the senior management team is responsible for assessing operational performance and allocating resources.  For Chase Corporation, the senior management team consisting of three members (Peter Chase - Chairman & CEO, Adam Chase - President & COO and Ken Dumas- CFO & Treasurer), is defined as our CODM.  These three executives are responsible for managing our business, including the manufacturing operations that are dispersed over eight locations (six domestic and two international).

While we have personnel at our eight manufacturing locations responsible for the daily production at each facility, these individuals are not directly accountable for the financial results, budgeting and forecasting or planning for the facility.  The production at five of our six domestic manufacturing facilities is managed by on-site Operations Directors.  These Directors report to a Global Director of Operations who is centrally located in our Global Operations Center.  The Global Director of Operations reports directly to the President  & COO and is responsible for overseeing the operations at these five domestic manufacturing facilities. For our most recent domestic acquisition of CIM Industries (acquired in fiscal 2010), day-to-day management is performed by the Executive Vice-President of that acquired business who reports directly to the President & COO as we continue to integrate this acquisition into our consolidated structure.  Management of our two international manufacturing facilities is performed by on-site Managing Directors who report directly to the Chairman & CEO.  Accordingly, the Chairman & CEO is responsible for overseeing the operations of these two international manufacturing facilities.  As requested, fiscal year 2010 organizational charts have been included as supplemental information to this response in order to provide an overview of the CODM reporting relationships as they relate to the management of our operating and manufacturing facilities.

Decisions about capital and resource allocations, including additions to fixed assets and personnel as well as utilization of existing capacity, are determined by the CODM based on specific customer and project opportunities rather than by market category.  Over the past few years, the CODM has focused many of their key strategic decisions on the development of a more centralized manner in which to consolidate and manage these operations.  This includes the recent closings of our Taunton, MA and Albany, NY offices, the closing of our Paterson, NJ manufacturing facility and the March 2010 opening of our Global Operations Center in Westwood, MA.  From a process standpoint, some of these strategic decisions included consolidating the following functions to oversee global performance of these areas with direct reporting responsibilities to the CODM:  Sourcing /Purchasing, Inventory Management, Research & Development, Quality Control, Centralized Sales Force and a Customer Service group with emphasis on cross-training.

Our information systems track revenue by facilities and individual customers. Although there is some level of internal discrete financial reporting prepared for our product lines, it exists to a limited degree. This information does not currently include formal allocations of labor, common facilities, overhead costs and corporate administrative costs. Accordingly, this information is not the basis on which the CODM makes decisions regarding the allocation of company resources and as a result, we do not have the financial systems and controls required to produce this information on a consistent, corporate-wide basis.

We have concluded that we operate and internally manage a single reporting segment pursuant to ASC 280-10-50 for the following reasons:  (1) there is significant commonality in the manufacturing and other supply chain services offered to our customers; (2) the allocation of capital and resources is made by our CODM based on specific customer and project opportunities rather than by market or product line-level data; and (3) there is limited availability of reliable discrete market-level financial information.

We will continue to analyze and assess our segment reporting disclosures in light of any changes that may occur in our business and reporting.  Any future modifications to the process by which the CODM assesses performance and allocates resources will be evaluated in a timely manner and we will adjust our segment reporting appropriately.

Definitive Proxy Statement filed on December 23, 2010

Compensation Discussion and Analysis

Comment No. 4

You disclose on page 17 that your equity incentive plan uses an EPS target, but you do not disclose the target value.  Please disclose the EPS target and your achievement levels for the target.  Refer to your response letter dated March 13, 2009 and your response to comment six from our letter dated February 27, 2009.

Response to Comment No. 4

The EPS target for our fiscal year ending August 31, 2010 was $0.80 per share and the actual EPS for the fiscal year was $1.39.

This omission was a drafting error in finalizing our proxy statement.  It was our intention to continue to be responsive to the comment letter dated February 27, 2009 as communicated in our response to that letter.  Previously we had one target for both the Cash Incentive Plan and the Equity Incentive Plan, however in our fiscal year ended August 31, 2010, the Compensation Committee decided to break up the targets for those two plans whereby EBITDA was used for the Cash Plan and EPS was used for the Equity Plan.  This was the first year of this change, and in drafting the proxy statement the target and actual EBITDA was properly disclosed for the Cash Plan, but the EPS target was inadvertently left out for the Equity Plan.  We will disclose our performance target and the achievement of that target for all incentive plans in future filings.

Compensation Discussion and Analysis

Comment No. 5

On page 18, you disclose that, beginning in fiscal 2008, you have awarded restricted stock with performance and time-vesting provisions that equity award participants can vote and receive dividends on before the vesting period.  Please discuss why you have provided these rights prior to vesting and how these provisions impact your compensation policies regarding at-risk pay, rewarding performance and assisting retention.  Disclose whether your named executive officers are required to repay dividends in the event the performance or time-based conditions are not met.

Response to Comment No. 5

As noted in the proxy statement, beginning in 2008, the Company elected to pay awards under its equity incentive plan in shares of restricted stock, rather than in restricted stock units (“RSUs”) as it had done previously.  One result of this change was that the Company needed to determine whether or not to grant dividend rights or to provide voting rights with respect to the awards prior to their vesting.  Prior to the change, it would have been substantially more difficult to grant such rights without triggering punitive tax treatment under deferred compensation rules applicable to RSUs.

The Company’s Compensation Committee determined that participants in the equity incentive plan would be entitled to receive dividends and exercise voting rights with respect to their restricted stock awards prior to the vesting of awards.  The committee took into account the fact that dividends on the awards would constitute a minimal part of each executive’s total compensation, and that the underlying shares (representing all but a small part of the economic value of the award) would remain at-risk subject to satisfaction of the time and performance vesting conditions.  The committee thus decided that dividend and voting rights with respect to the restricted stock grant would be consistent with the committee’s executive retention goals without undermining its pay-for-performance philosophy.

In future proxy statements or other executive compensation disclosure, we will provide greater detail with respect to why the Compensation Committee determined that it was appropriate to provide for dividend and voting rights.  The format may evolve over time (e.g., the reference to 2008 determinations relating to the award may become no longer material in the context of future proxy statements), but we expect that the substantive disclosure would be generally similar to the following (with new language in italics):

Beginning in fiscal 2008, the compensation committee decided to use restricted stock awards with both performance and time vesting provisions in lieu of the restricted stock units previously used. The primary difference is that the participants in the equity award program are now able to vote and receive dividends upon their restricted shares before the vesting period.  The committee determined that permitting the participants to vote and receive dividends prior to the vesting of the awards was appropriate and consistent with the committee’s retention and pay for performance objectives.  The committee took into account the fact that dividends on such unvested awards would typically represent a small percentage of the executives’ total compensation.  Dividends paid on unvested awards are not required to be repaid if the vesting provisions are not met, but the underlying shares themselves remain subject to forfeiture through the vesting date, putting the bulk of the economic value of the award at risk and subject to the performance and time-based vesting conditions.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  Furthermore we understand that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  We also acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Do not hesitate to contact me if you have any questions about our responses to your comments.  Please contact me at (508) 279-1789 ext 229 with any questions.

Sincerely,

CHASE CORPORATION

/s/ Kenneth L. Dumas

Kenneth L. Dumas
Chief Financial Officer and Treasurer